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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              PRESERVER GROUP, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                              PRESERVER GROUP, INC.
                      (NAMES OF FILING PERSONS (OFFERORS))

                     COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                PRESERVER GROUP, INC. CUSIP NUMBER IS 74082A 10 3
                [NOTE: CERTIFICATES IN THE COMPANY'S FORMER NAME
              MOTOR CLUB OF AMERICA BEAR CUSIP NUMBER 619823 10 7]
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                    Stephen A. Gilbert and Patrick J. Haveron
                              Preserver Group, Inc.
                                95 Route 17 South
                            Paramus, New Jersey 07653
                            Telephone: (201) 291-2000
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
             RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING
                                    PERSONS)

                                    COPY TO:

           Stanley U. North, III, Esq.                 Morris Bienenfeld, Esq.
Sills Cummis Radin Tischman Epstein & Gross, P.A.        Wolff & Samson, P.A.
               One Riverfront Plaza                      280 Corporate Center
          Newark, New Jersey 07102-5400                  Five Becker Farm Road
            Telephone: (973) 643-7000                 Roseland, New Jersey 07068
                                                      Telephone: (973) 740-0500

                           CALCULATION OF FILING FEE:

Transaction Valuation*: $8,536,702.50       Amount of Filing Fee*: $1,707.34

* Estimated for purposes of calculating the amount of the filing fee only.
This calculation assumes the purchase of 1,101,510 outstanding shares of common stock, par value $0.50, of Preserver Group, Inc., at a price per share of $7.75 in cash. Such number of shares represents all shares of common stock outstanding as of December 18, 2001, other than an aggregate of 1,022,870 shares beneficially owned by Archer McWhorter, Alvin E. Swanner and William E. Lobeck, Jr., and their affiliates, which shares will not be tendered in the Offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Not applicable      Filing Party: Not applicable
Form or Registration No.: Not applicable    Date Filed: Not applicable

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/ / Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ / third-party tender offer subject to Rule 14d-1.
/X/ issuer tender offer subject to Rule 13e-4.
/X/ going-private transaction subject to Rule 13e-3.
/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. / /


This Tender Offer Statement on Schedule TO relates to the issuer tender offer by Preserver Group, Inc., a New Jersey corporation (the "Company"), to purchase up to 1,101,510 Shares of its issued and outstanding common stock, par value $0.50 per share (the "Shares"), at a purchase price of $7.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 14, 2002 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the" Letter of Transmittal"), a copy of which is attached hereto as Exhibit
(a)(1)(B) and which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the Offer and are herein incorporated by reference. The 1,101,510 shares represent all of the issued and outstanding common stock of the Company other than the 1,022,870 issued and outstanding shares owned, in the aggregate, by William E. Lobeck, Jr., Archer McWhorter and Alvin E. Swanner, and their affiliates which 1,022,870 shares will not be tendered in the Offering.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Summary Term Sheet in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer of the Shares subject to the Offer is Preserver Group, Inc., a New Jersey corporation. The Company changed its name in July 2001 from Motor Club of America to Preserver Group, Inc. The Company's principal executive offices are located at 95 Route 17 South, Paramus, New Jersey 07653, telephone: (201) 291-2000.

(b) Securities. The class of securities to which this statement relates is the common stock, par value $0.50 per share, of which 2,124,380 Shares were issued and outstanding as of December 18, 2001. The information set forth in the cover page of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The Shares are currently traded on the NASDAQ National Market System under the symbol "PRES." The information set forth in the cover page of the Offer to Purchase and THE TENDER OFFER - Section 6. Price Range of Shares; Dividends is incorporated herein by reference.

(d) Dividends. The information set forth in THE TENDER OFFER - Section 6. Price Range of Shares; Dividends is incorporated herein by reference.

(e) Prior Public Offerings. During the past three years, the Company has not engaged in any underwritten public offering of common stock for cash, either registered under the Securities Act of 1933, as amended, or exempt from registration under Regulation A.

(f) Prior Stock Purchases. The Company has not purchased any of its common stock during the past two years.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. This Tender Offer Statement is filed by the Company, which is also the issuer of the securities described in Item 2(b) of this Schedule TO. The information set forth in response to Item 2(a) of this Schedule TO is incorporated herein by reference. Further, the information set forth in the Offer to Purchase under INFORMATION ABOUT THE COMPANY - Section 1. Identity and Background of Certain Persons is incorporated herein by reference.

(b) Business and Background of Entities. The Company is incorporated under the laws of the State of New Jersey. The Company has not been convicted of any criminal act during the past five years. Further, the Company has not been party to any judicial or administrative proceeding during the last five years that has resulted in a judgment, decree or final order enjoining the Company from


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any future violations of, or prohibiting activities subject to, any federal or state securities laws, or finding of any violation of federal or state securities laws.

(c) Business and Background of Natural Persons. The information set forth in the Offer to Purchase under INFORMATION ABOUT THE COMPANY - Section 1. Identity and Background of Certain Persons is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms.

(1) Tender Offers.

(i) The information set forth on the cover page to the Offer to Purchase is incorporated herein by reference.

(ii) The information set forth on the cover page to the Offer to Purchase is incorporated herein by reference.

(iii) The information set forth in THE TENDER OFFER - Section 1. Terms of the Offer; Expiration Date is incorporated herein by reference.

(iv) Not applicable.

(v) The information set forth in THE TENDER OFFER - Section 1. The Terms of the Offer; Expiration Date is incorporated herein by reference.

(vi) The information set forth in THE TENDER OFFER - Section 4. Withdrawal Rights is incorporated herein by reference.

(vii) The information set forth in THE TENDER OFFER - Section 3. Procedures for Tendering Shares and THE TENDER OFFER - Section 4. Withdrawal Rights is incorporated herein by reference.

(viii) The information set forth in THE TENDER OFFER - Section 2. Acceptance for Payment and Payment for Shares is incorporated herein by reference.

(ix) The Company is offering to purchase all of the outstanding Shares of common stock of the Company. Archer McWhorter, Chairman of the Board of the Company, William E. Lobeck, Jr., a director of the Company and Alvin E. Swanner, a director of the Company, all of whom together constitute the Executive Committee of the Board of Directors, have agreed with the Company that they and their affiliates will not tender any Shares pursuant to the Offer. Thus, the Company does not believe that its offer for tenders will be overscribed and has no plans to accept the securities referenced in Item 2(b) of this Schedule TO on a pro rata basis.

(x) The information set forth in SPECIAL FACTORS - Section 5. Plans for the Company After the Offer; the Merger is incorporated herein by reference.

(xi) Not applicable.

(xii) The information set forth in THE TENDER OFFER - Section 5. Certain U.S. Federal Income Tax Consequences is incorporated herein by reference.

(2) Mergers of Similar Transactions. Not applicable.

(b) Purchases. The information set forth in SPECIAL FACTORS - Section 5 Certain Effects of The Offer; the Merger is incorporated herein by reference.

(c) Different Terms. Rule 13e-4(f)(8)(i) (the "all holders rule") requires that any issuer tender offer be open to all security holders of the class of securities subject to the tender offer. In compliance with said Rule, the Offer is open to all holders of the securities described in Item 2(b) of this Schedule TO. Nevertheless, William E. Lobeck, Jr., Archer McWhorter and Alvin E. Swanner have entered into an agreement with the Company, pursuant to which, among other things, they have agreed that neither they nor their affiliates will tender any Shares pursuant to the Offer. Accordingly, all holders of the Shares will be treated alike, provided that Messrs. Lobeck, McWhorter and Swanner and their affiliates will not be tendering their Shares. The information set forth in the cover page to the Offer to Purchase and THE TENDER OFFER - Section 5. Plans for the Company After the Offer; the Merger is incorporated herein by reference.


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(d) Appraisal Rights. The information set forth in SPECIAL FACTORS - Section 7.
Dissenters' Rights is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Offer to Purchase under INFORMATION ABOUT THE COMPANY - Section 5. Certain Financial Information and INFORMATION ABOUT THE COMPANY - Section 7. Incorporation of Certain Documents by Reference is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Transactions. The information set forth in the cover page to the Offer to Purchase, SPECIAL FACTORS - Section 1. Background of the Offer, THE TENDER OFFER
- Section 7. Source and Amount of Funds, INFORMATION ABOUT THE COMPANY - Section
3. Transactions Concerning the Company's Shares - Most Recent 60 Days and INFORMATION ABOUT THE COMPANY - Section 4. Contracts, Transactions, Negotiations and Agreements is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the cover page to the Offer to Purchase, SPECIAL FACTORS - Section 1. Background of the Offer, SPECIAL FACTORS - Section 5, Plans for the Company After the Offer; the Merger; THE TENDER OFFER - Section 7. Source and Amount of Funds and INFORMATION ABOUT THE COMPANY - Section 4. Contracts, Transactions, Negotiations and Agreements are incorporated herein by reference.

(c) Negotiations or Contacts. The information set forth in the cover page to the Offer to Purchase, SPECIAL FACTORS - Section 1. Background of the Offer, SPECIAL FACTORS - Section 5. Plans for the Company After the Offer; the Merger; THE TENDER OFFER - Section 7. Source and Amount of Funds and INFORMATION ABOUT THE COMPANY - Section 4. Contracts, Transactions, Negotiations and Agreements is incorporated herein by reference.

(d) Conflicts of Interest.  Not applicable.

(e) Agreements Involving the Subject Company's Securities. The information set forth in the cover page to the Offer to Purchase, SPECIAL FACTORS - Section 1. Background of the Offer, SPECIAL FACTORS - Section 5. Plans for the Company After the Offer; the Merger; THE TENDER OFFER - Section 7. Source and Amount of Funds and INFORMATION ABOUT THE COMPANY - Section 4. Contracts, Transactions, Negotiations and Agreements is incorporated herein by reference.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information contained in SPECIAL FACTORS - Section 1. Background of the Offer, SPECIAL FACTORS - Section 2. Recommendation of the Independent Committee and the Company Board; Fairness of the Offer and the Merger and SPECIAL FACTORS - Section 8. Purpose of the Offer is incorporated herein by reference.

(b) Use of Securities Acquired. The information contained in SPECIAL FACTORS -
Section 5. Plans for the Company After the Offer; the Merger and SPECIAL FACTORS
- Section 8. Purpose of the Offer is incorporated herein by reference.

(c) Plans. The information contained in SPECIAL FACTORS - Section 5. Plans for the Company After the Offer; the Merger and SPECIAL FACTORS - Section 8. Purpose of the Offer is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information contained in THE TENDER OFFER - Section 7. Source and Amount of Funds and ANNEX B - Agreement for Self-Tender Offer, Financing and Second-Step Merger (including the exhibits thereto) is incorporated herein by reference.

(b) Conditions. The information contained in THE TENDER OFFER - Section 7. Source and Amount of Funds and ANNEX B - Agreement for Self-Tender Offer, Financing and Second-Step Merger (including the exhibits thereto) is incorporated herein by reference.

(c) Expenses. The information contained in THE TENDER OFFER - Section 7. Source and Amount of Funds and THE TENDER OFFER - Section 9. Fees and Expenses is incorporated herein by reference.

(d) Borrowed Funds. The information contained in THE TENDER OFFER - Section 7. Source and Amount of Funds and ANNEX B


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- Agreement for Self-Tender Offer, Financing and Second-Step Merger (including the exhibits thereto) is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information contained in INFORMATION ABOUT THE COMPANY - Section 2. Identity and Background of Certain Persons is incorporated herein by reference.

(b) Securities Transactions. The information contained in INFORMATION ABOUT THE COMPANY - Section 3. Transactions Concerning the Company's Shares - Most Recent 60 Days is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information contained in THE TENDER OFFER - Section 9. Fees and Expenses is incorporated herein by reference.

(b) Employees and Corporate Assets. The information contained in THE TENDER OFFER - Section 9. Fees and Expenses is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a) Financial Information. The financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission (the "Commission") on April 17, 2001 and on Form 10-K/A filed with the Commission on June 11, 2001 and the Company's Quarterly Reports on Form 10-Q filed with the Commission on May 21, 2001, August 14, 2001 and November 14, 2001 are incorporated herein by reference. The financial statements contained in the Company's Form 10K/A for the fiscal year ended December 31, 1999 and 1998 were filed with the Commission on January 10, 2002 and are incorporated herein by reference.

(b) Pro Forma Information. The information contained in INFORMATION ABOUT THE COMPANY - Section 5. Certain Financial Information Concerning the Company is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information contained in the cover page to the Offer to Purchase, SPECIAL FACTORS - Section 5. Plans for the Company After the Offer; the Merger, SPECIAL FACTORS - Section 6. Interests of Certain Persons in the Offer and the Merger and THE TENDER OFFER - Section 7. Source and Amount of Funds is incorporated herein by reference.

(2) The information contained in THE TENDER OFFER - Section 11. Certain Legal Matters is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(b) Other Material Information. The information set forth in the Offer to Purchase and Letter of Transmittal and SPECIAL FACTORS - Section 1. Background of the Offer is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A) Offer to Purchase dated January 14, 2002.

(a)(1)(B) Letter of Transmittal dated January 14, 2002.

(a)(1)(C) Notice of Guaranteed Delivery.

(a)(1)(D) Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.


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(a)(1)(E) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust
Companies and Other Nominees.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)  Text of Notice of Offer to Purchase

(a)(1)(H) Text of press release issued by Preserver Group, Inc., dated December 18, 2001.

(a)(1)(I) Text of press release issued by Preserver Group, Inc., dated January 15, 2002.

(a)(1)(J) Text of letter of Company President to Shareholders.

(b)(1)(A) Agreement of Tender Offer, Financing and Merger between the Company and the 13D Group (included as ANNEX B to the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

(b)(1)(B) Financing Agreement between the Company and Archer McWhorter and Alvin
E. Swanner (included as an Exhibit to the Agreement at ANNEX B).

(b)(1)(C) Note of Company in favor of Archer McWhorter and Alvin E. Swanner (included as an Exhibit to the Agreement at ANNEX B).

(b)(1)(D) Form of Certificate of Amendment of the Company establishing non-voting Series A Preferred Stock (included as an Exhibit to the Agreement at ANNEX B).

(b(1)(E) Form of Merger Agreement between the Company and Merger Company (to be subsequently filed by amendment as an Exhibit to the Agreement at ANNEX B).

(c)(1)(A) Opinion of Cochran, Caronia & Co. (included as ANNEX A - Section 1 to the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

(c)(1)(B) Cochran, Caronia & Co. Presentation to the Independent Committee (included as ANNEX A - Section 2 to the Offer to Purchase filed herewith as Exhibit (a)(1)(A).)

(f)(1)(A) Excerpts from the New Jersey Business Corporation Act (included as ANNEX C to the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

SCHEDULE 13E-3, ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) Purposes. The information set forth in SPECIAL FACTORS - Section 1. Background of the Offer and SPECIAL FACTORS - Section 8. Purpose of the Offer is incorporated herein by reference.

(b) Alternatives. The information set forth in SPECIAL FACTORS - Section 1. Background of the Offer and SPECIAL FACTORS - Section 3. Opinion of the Financial Advisor is incorporated herein by reference.

(c) Reasons. The information set forth in SPECIAL FACTORS - Section 1. Background of the Offer and SPECIAL FACTORS - Section 2. Recommendation of the Independent Committee and the Company Board; Fairness of the Offer and the Merger - SPECIAL FACTORS - Section 4. Position of he Executive Committee Regarding Fairness of the Offer and the Merger is incorporated herein by reference.

(d) Effects. The information set forth in SPECIAL FACTORS - Section 5. Plans for the Company After the Offer; the Merger and THE TENDER OFFER - Section 5. Certain U.S. Federal Income Tax Consequences is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 8. FAIRNESS OF THE TRANSACTION.

(a) Fairness. The information set forth in SPECIAL FACTORS - Section 2. Recommendation of the Independent Committee and the Company Board; Fairness of the Offer and the Merger - SPECIAL FACTORS - Section 4. Position of the Executive Committee Regarding Fairness of the Offer and the Merger is incorporated herein by reference.

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(b) Factors Considered in Determining Fairness. The information set forth in
SPECIAL FACTORS - Section 2. Recommendation of the Independent Committee and the Company Board; Fairness of the Offer and the Merger - SPECIAL FACTORS -
Section 4. Position of the Executive Committee Regarding Fairness of the Offer and the Merger is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in SPECIAL FACTORS -
Section 2. Recommendation of the Independent Committee and the Company Board; Fairness of the Offer and the Merger is incorporated herein by reference.

(d) Unaffiliated Representative. The information set forth in SPECIAL FACTORS -
Section 1. Background of the Offer and SPECIAL FACTORS - Section 2. Recommendation of the Independent Committee and the Company Board; Fairness of the Offer and the Merger is incorporated herein by reference.

(e) Approval of Directors. The information set forth in SPECIAL FACTORS -
Section 1. Background of the Offer and SPECIAL FACTORS - Section 2. Recommendation of the Independent Committee and the Company Board; Fairness of the Offer and the Merger is incorporated herein by reference.

(f) Other Offers. The information set forth in SPECIAL FACTORS - Section 1. Background of the Offer and SPECIAL FACTORS - Section 2. Recommendation of the Independent Committee and the Company Board; Fairness of the Offer and the Merger is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) Report, Opinion or Appraisal. The information set forth in SPECIAL FACTORS -
Section 1. Background of the Offer, SPECIAL FACTORS - Section 3. Opinion of the Financial Advisor and ANNEX A - Section 1. Opinion of Cochran, Caronia & Co. is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in SPECIAL FACTORS - Section 3. Opinion of the Financial Advisor and ANNEX A - Section 1. Opinion of Cochran, Caronia & Co. is incorporated herein by reference.

(c) Availability of Documents. A copy of the Opinion of Cochran, Caronia & Co. is attached hereto as ANNEX A - Section 1.

SCHEDULE 13E-3, ITEM 12. THE SOLICIATION OR RECOMMENDATION.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in Section 6. Interests of Certain Persons in the Offer and the Merger is incorporated herein by reference.

(e) Recommendations of Others. The information contained in SPECIAL FACTORS -
Section 2. Recommendation of the Independent Committee and the Company Board; Fairness of the Offer and the Merger and Section 4. Position of the Executive Committee Regarding Fairness of the Offer is incorporated herein by reference.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         SCHEDULE TO AND SCHEDULE 13E-3

                              PRESERVER GROUP, INC.


                          By: /s/ Stephen A. Gilbert
                              ----------------------
                              Name: Stephen A. Gilbert
                              Title: President and Chief Executive Offer

Dated: January 14, 2002


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